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                                                                   EXHIBIT 99.22

                [TRANSITIONAL HOSPITALS CORPORATION LETTERHEAD]

FOR IMMEDIATE RELEASE

                TRANSITIONAL HOSPITALS CORPORATION NEGOTIATES
                      MERGER AGREEMENT WITH VENCOR, INC.


        Las Vegas, Nevada -- June 12, 1997 -- Transitional Hospitals Corporation (NYSE:THY) announced today that the company has negotiated a form of merger agreement with Vencor, Inc. (NYSE:VC) pursuant to which Vencor would acquire the company for $16.00 per share following completion of Vencor's pending tender offer. Vencor has agreed that the company may enter into the merger agreement at any time prior to June 18, 1997. As a result, the company notified Select Medical Corporation of the company's intent to terminate its agreement with Select pursuant to which Select would acquire the company for $14.55 per share.

        The company's agreement with Select provides the company with certain rights to terminate the agreement upon five days notice if, as a result of an acquisition proposal from a third party, the company's Board of Directors determines that the members' fiduciary obligations require that such acquisition proposal be accepted. Prior to any termination, however, the company must negotiate with Select to make such adjustments to the terms and conditions of the Select agreement which would enable the company to proceed with the transactions contemplated by the Select agreement. The Select agreement further provides that under certain circumstances a termination fee of $19,415,000 is payable upon termination of the Select agreement. Vencor and certain shareholders have filed suits challenging the termination fees.

        The company also announced that the Board has voted to postpone the "distribution date" under its Stockholder Rights Plan until the earlier of either 5:00 p.m. Las Vegas time on June 18, 1997 or the date an acquiring person (as defined in the Stockholder Rights Plan) acquires 15% of the outstanding common stock.

        Pursuant to the Stockholder Rights Plan, following the distribution date, stockholders have the right to purchase 1/100 of a share of Series B Junior Participating Preferred Stock for $45.00. The Stockholder Rights Plan further provides that if Vencor were to acquire 15% of the outstanding common stock, stockholders, other than Vencor, would have the right to purchase common stock having a value of $90.00 for $45.00. The Board has previously extended the distribution date on three occasions. Without the Board's action the rights would have become exercisable on June 17, 1997.


                                     *****
Contact: Suzanne Shirley, Transitional Hospitals Corporation, (702) 257-3663 or -4000
            Michael Sitrick/Jeffrey Lloyd, Sitrick and Company, (310) 788-2850